Exhibit 99.1

The NASDAQ Capital Market	D: +852 3656 6054 +852 3656 6010
E: nathan.powell@ogier.com cecilia.li@ogier.com

Ref: NMP/CQL/511047.00007

4 June 2026

Park Ha Biological Technology Co., Ltd. (the Company)

We act as legal counsel to the Company for matters of Cayman Islands law only.

We understand that:

1	the Company is trading on the NASDAQ Capital Market under terms of the NASDAQ Listing Rules (the Listing Rules and each a Listing Rule);

2	subject to certain exceptions, Listing Rule 5615(a)(3) allows a Foreign Private Issuer (as defined in the Listing Rules) to follow its home country practices; and

3	the Company has elected to follow practices that may be adopted: (a) by exempted companies incorporated under the Companies Act (Revised) of the Cayman Islands (the Companies Act); and (b) pursuant to the Memorandum and Articles, in lieu of certain requirements of the Rule 5600 Series (as defined in the Listing Rules) listed and described in Schedule 2 (the Relevant Practices).

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in the documents listed in Schedule 1 (the Documents). A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

1	Documents examined

For the purposes of giving this opinion, we have examined originals, copies, or drafts of the Documents. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting, the Company or any other person, save for the examinations expressly referred to in Schedule 1.

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen's Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Joanne Collett Dennis Li Cecilia Li	Yuki Yan David Lin Alan Wong Janice Chu Zhao Rong Ooi Rachel Huang** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

2	Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 3 without having carried out any independent investigation or verification in respect of those assumptions.

3	Opinion

On the basis of the examinations referred to above and subject to the assumptions set forth in Schedule 3, the qualifications set forth in Schedule 4 and the limitations set forth below, we are of the opinion that the Relevant Practices are not prohibited by:

(a)	the terms of the Memorandum and Articles; or

(b)	the laws of the Cayman Islands as they apply to the Company.

4	Matters not covered

4.1	We offer no opinion as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Listing Rules.

4.2	We express no opinion as to the meaning, validity, or effect of references in the Documents to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands.

5	Governing law of this opinion

5.1	This opinion is:

(a)	governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b)	limited to the matters expressly stated in it; and

(c)	confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

5.2	Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6	Who can rely on this opinion

This opinion is given for your benefit and with the exception of your professional advisers (acting only in that capacity), it may not be disclosed to or relied upon by any person or used for any other purpose or referred to or made public in any way without our prior written consent.

Yours faithfully

/s/ Ogier
Ogier

Schedule 1

Documents examined

1	The certificate of incorporation of the Company dated 11 October 2022 issued by the Cayman Islands Registrar of Companies (the Certificate of Incorporation).

2	The amended and restated memorandum and articles of association of the Company adopted by special resolutions of the Company dated 26 December 2025, effective on 29 January 2026 and filed with the Registrar on 4 February 2026 (together, the Memorandum and Articles).

Schedule 2

We are instructed that the Company has elected to follow the Relevant Practices in lieu of the following requirements of the Rule 5600 Series. The summaries of each Listing Rule below have been provided to us by the Company.

1	Listing Rule 5605(b)(1), pursuant to which companies listed on NASDAQ are required to have a board of directors that is comprised of a majority of independent directors.

2	Listing Rule 5250(d), pursuant to which companies listed on NASDAQ are required to distribute annual and interim reports to shareholders.

3	Listing Rule 5635(a), pursuant to which companies listed on NASDAQ are required to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(a)	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(b)	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

any director, officer or Substantial Shareholder (as defined by Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

4	Listing Rule 5635(b), pursuant to which Companies listed on NASDAQ are required to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

5	Listing Rule 5635(c), pursuant to which companies listed on NASDAQ are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended.

6	Listing Rule 5635(d), pursuant to which companies listed on NASDAQ are required to obtain shareholder approval for a transaction involving the sale, issuance or potential issuance of common stock or securities convertible into or exercisable for common stock, which alone or together with sales by officers, directors, or substantial shareholders, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance at a price less than the lower of (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement.

7	Listing Rule 5640, pursuant to which the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Schedule 3

Assumptions

1	All original documents examined by us are authentic and complete.

2	All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3	All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4	Each of the Certificate of Incorporation and the Memorandum and Articles is accurate and complete as at the date of this opinion.

5	The Memorandum and Articles are in full force and effect and have not been amended, varied, supplemented or revoked in any respect.

6	The powers and authority of the directors set out in the Memorandum and Articles have not been varied or restricted in any way by resolution or direction of the shareholders of the Company.

7	The Relevant Practices have each been duly approved by the Company, including in accordance with the requirements of the Listing Rules.

8	The Relevant Practices comply with the Listing Rules.

9	In authorising the approval of the Relevant Practices each director of the Company has acted or will act in good faith with a view to the best interests of the Company and has exercised or will exercise the standard of care, diligence and skill that is required of him or her.

10	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence, the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company.

11	There is nothing under any law (other than the laws of the Cayman Islands) that would or might affect the opinions herein.

12	There are no resolutions, agreements, documents or arrangements which affect, amend or vary the actions envisaged in, or the Company's ability to approve and adopt the Relevant Practices.

13	The Company has obtained all consents, licences, approvals and authorisations of any governmental or regulatory authority or agency or of any other person that it is required to obtain pursuant to the laws of all relevant jurisdictions (other than those of the Cayman Islands) to ensure the legality, validity, enforceability, proper performance and admissibility in evidence of the Relevant Practices. Any conditions to which such consents, licences, approvals and authorisations are subject have been, and will continue to be, satisfied or waived by the parties entitled to the benefit of them.

14	The matters we have been informed of in respect of the Listing Rules as referred to in this opinion (including the application of the same to the Company and the descriptions of the Listing Rules in Schedule 2) and the Company’s obligations and practices adopted in regard to the same are true and accurate in all respects.

15	The Listing Rules are governed by a law other than the laws of the Cayman Islands.

Schedule 4

Qualifications

1	We render no opinion on the Listing Rules themselves, the interpretation thereof or the compliance by the Company of its obligations thereunder.

2	The laws of the Cayman Islands do not prescribe the Relevant Practices with respect to exempted companies incorporated under the Companies Act such as the Company.